Exhibit 12.1

Potash Corporation of Saskatchewan Inc.

Ratio of Earnings to Fixed Charges

(in millions of US dollars, except ratio amounts)

	Three months ended March 31,	Year ended December 31
	2016	2015	2014	2013	2012	2011
Net income	$75	$1,270	$1,536	$1,785	$2,079	$3,081
Income taxes	32	451	628	687	826	1,066
Share of earnings of equity-accounted investees	(19)	(121)	(102)	(195)	(278)	(261)
Fixed charges	61	250	253	259	272	300
Amortization of capitalized interest	7	29	27	23	18	14
Distributed income of equity-accounted investees	2	86	172	180	211	128
Interest capitalized	(3)	(40)	(41)	(79)	(102)	(84)

Total Earnings Available for Fixed Charges	$155	$1,925	$2,473	$2,660	$3,026	$4,244

Fixed Charges
Interest expensed and capitalized	$54	$222	$225	$231	$244	$273
Amortization of debt issue costs	1	5	5	5	5	5
Estimated portion of rent expense representing interest	6	23	23	23	23	22

Total Fixed Charges	$61	$250	$253	$259	$272	$300

Ratio of Earnings to Fixed Charges	2.54	7.70	9.77	10.27	11.13	14.15